

March 27, 2014

Via E-mail
E. Keith Mitchell
Chief Operating Officer
Enable Midstream Partners, LP
1111 Louisiana Street
Houston, Texas 77002

> **Re: Enable Midstream Partners, LP**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 26, 2014**
> **File No. 333-192542**

Dear Mr. Mitchell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 14

1. We note you state on page 14 that you will not receive any proceeds from the sale of common units by the selling unitholder pursuant to any exercise of the underwriters' option to purchase additional common units, and that the exercise of said option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all outstanding units. You also disclose on page 61 your expectation that any increase in the number of common units offered will be sold to the public by ArcLight, but then disclose "[o]n the other hand, if any increase in common units offered to the public is the result of additional common units issued by us…" Please revise throughout the document to clearly disclose if the overallotment of shares that may be purchased by the underwriters will be sold only by ArcLight, will only be newly issued shares sold shares by you, or potentially a combination of both. If you cannot conclude that all additional shares that may be purchased by the underwriters will be sold by ArcLight, please revise within the "The Offering" and "Use of Proceeds"

sections to also disclose the additional shares that would be outstanding if the overallotment option was exercised in full and you issued said shares, as well as the impact on the cash that would be needed to pay the minimum quarterly distribution for four quarters and whether your pro forma distributable cash flow for the 12 months ended December 31, 2013 would have been sufficient to pay the minimum quarterly distribution for both common and subordinated units. We may have additional comments upon reviewing your response.

2. In the amendment to Form S-1 that you filed on March 26, 2014, certain changes were made to the discussion of the overallotment of shares that may be purchased by your underwriters from ArcLight, such as on pages 14 and 61. However, these changes were not included in the draft pages containing pricing related information submitted by you as correspondence on March 26, 2014, such as within the page numbered 62 with the header of "The Offering." Please note that we cannot finalize our review of your pricing information or of other disclosures contained in your Form S-1 until you provide us with consistent information.

Capitalization, page 62

3. Reference is made to the page numbered 62 within the pricing related information submitted by you as correspondence on March 26, 2014 with the header of "Capitalization." We note the number of units included by you under the Partners' Capital section of your capitalization table. However, you have presented one aggregate amount entitled "Enable Midstream Partners' Capital." Please revise to present the amount of capital allocated to each class of equity holder.

Dilution, page 64

4. Reference is made to the page numbered 64 included within the pricing related information submitted by you as correspondence on March 26, 2014 with the header of "Dilution." With respect to your schedule of the effective consideration contributed by affiliates and purchasers of common units in the offering, we have the following comments:

- It appears you have utilized your pro forma net tangible book value before the offering as the consideration transferred by affiliates for the purposes of this schedule. Please tell us why you believe this amount best represents the effective cash cost to your affiliates as contemplated within Item 506 of Regulation S-K, and your basis for including or excluding certain items recorded in your financial statements in calculating this amount.

- It appears the 691,500 shares to be issued to certain directors and officers effective as of the closing of the offering have been excluded from this schedule. Please tell us how you concluded these units should be excluded from this schedule, and whether you believe the units and individuals fall within the scope of this schedule. It appears that inclusion of these units is necessary to provide consistency with your calculation of pro forma net tangible book value per unit after the offering of $17.23. Refer to Item 506 of Regulation S-K.

Cash Distribution Policy and Restrictions on Distributions, page 65

5. We note your response to comment 3 in our letter dated March 26, 2014. As you state that estimated distributable cash flow is provided to support your belief that you will generate from operations sufficient cash available to allow you to pay cash distributions at the minimum quarterly distribution rate, please revise or tell us whether and why you believe cash holdbacks contemplated by your general partner, which would reduce the amount of cash available for distribution to pay the minimum quarterly distribution, should not be included as an adjustment to estimated distributable cash flow. In this regard, if you currently anticipate a level of cash holdbacks that would reduce the cash available for distribution below the amount necessary to pay the minimum quarterly distribution, we believe it would be inappropriate to indicate that you expect to generate sufficient cash from your operations to pay the minimum quarterly distribution without also clearly discussing your expectation for cash holdbacks and the alternative sources of funding that you expect to utilize in order to pay the minimum quarterly distribution. Alternatively, if you might reserve distributable cash flow amounts above the amount needed to pay the minimum quarterly distribution, but do not expect to reserve any amounts that would make the cash generated by your operations insufficient to fund the minimum quarterly distribution, we believe this would be important information to clarify for your investors.

6. Please refer to your distributable cash flow tables on pages 69 and 72. We note that you have aggregated the minimum cash distributions to public common unitholders with the cash distributions to ArcLight. To make the cash distributions to purchasers of this offering more transparent and consistent with disclosures elsewhere in your filing, please disaggregate the cash distributions to the public common unitholders from the cash distributions to ArcLight.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director